

Rolls-Royce

Rolls-Royce plc
PO Box 31, Derby DE24 8BJ, England
Telephone: +44 (0) 1332 242424
Fax: +44 (0) 1332 249936
www.rolls-royce.com


06010626

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
United States


SEC MAIL PROCESSING
RECEIVED
FEB 0 1 2006
WASH, D.C.
185
SECTION

13 February 2006

Re: Information for Rolls-Royce Group plc, No. 82-34721

Dear Sirs:

The information listed below is enclosed and is being provided in compliance with Rule 12g3-2(b).

Schedule 10 – Three Notifications of Major Interests in Shares
12 Notifications of Directors Interests
Quarter four review
Change of director

If you have any questions, please contact me at 011-44-1332 -245-878.

Yours faithfully
For Rolls-Royce Group plc



pp. John Warren
Deputy Company Secretary



Regulatory Announcement

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Company	Rolls-Royce Grp Plc
TIDM	RR.
Headline	Holding(s) in Company
Released	14:57 03-Jan-06
Number	PRNUK-0301

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

1. Name of company

   ROLLS-ROYCE GROUP PLC

2. Name of shareholder having a major interest

   FMR CORP.

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

   BENEFICIAL INTEREST

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

   BANK OF NEW YORK 731,244

   BANK OF NEW YORK BRUSSELS 4,364,286

   BANK OF NEW YORK EUROPE LDN 4,124,187

   BANKERS TRUST LONDON 470,100

   BROWN BROS HARRIMAN LTD LUX 26,308,644

   BROWN BROS HARRIMAN & CO 2,161,570

   CHASE MANHATTAN BK AG 418,169

   FRANKFURT

   CHASE MANHATTAN LONDON 27,608

   CLYDESDALE BANK PLC 192,800

   DEXIA PRIVATBANK 24,820

   JP MORGAN BOURNEMOUTH 27,661,744

   JP MORGAN CHASE BANK 19,179,769

   MELLON BANK 2,203,184

   MELLON BANK NA 4,207,400

   MIDLANDS SECURITIES SERVICES 215,900

NATIONAL ASTL BK MELBOURNE 74,900

NORTHERN TRUST CO 5,559,923

NORTHERN TRUST LONDON 7,156,128

STATE STREET BANK AND TR CO 2,513,920

LONDON

STATE STREET BANK AND TR CO 5,538,993

STATE STREET HONG KONG 35,317

STATE STREET MUNICH 22,100

STATE STREET BANK AUSTRALIA 121,700

HSBC BANK PLC 262,200

SOCIETE GENERAL 21,300

CIBC MELLON TRUST 214,750

ROYAL TRUST - TORONTO 27,700

BERMUDA TRUST FAR EAST HK 301,700

ING LUXEMBOURG 21,700

MASTER TRUST BANK OF JAPAN 81,800

NOMURA TRUST AND BANKING 51,900

TRUST & CUST SVCS BK LTD TOKO 34,700

5. Number of shares/amount of stock acquired

6. Percentage of issued class

7. Number of shares /amount of stock disposed

8. Percentage of issued class

9. Class of security

ORDINARY

10. Date of transaction

11. Date company informed

22 DeCEMBER 2005

12. Total holding following this notification

114,332,156

13. Total percentage holding of issued class following this notification

6.5%

14. Any additional information

INCREASED FROM 5.02% TO 6.5%

15. Name of contact and telephone number for queries

JOHN WARREN DEPUTY COMPANY SECRETARY

01332 245878

16. Name and signature of authorised company official responsible for making this notification

JOHN WARREN DEPUTY COMPANY SECRETARY

Date of notification 3 JANUARY 2006

END

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REG-Rolls-Royce Grp Plc: Holding(s) in Company

Released: 14/12/2005

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

ROLLS-ROYCE GROUP PLC

2. Name of shareholder having a major interest

FRANKLIN RESOURCES INC.

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

NON-BENEFICIAL INTEREST

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

SEE ENCLOSED SCHEDULE

5. Number of shares / amount of stock acquired

6. Percentage of issued class

7. Number of shares / amount of stock disposed

8. Percentage of issued class

9. Class of security

ORDINARY

10. Date of transaction

11. Date company informed

13 December 2005

12. Total holding following this notification

104,147,570

13. Total percentage holding of issued class following this notification

5.923%

14. Any additional information

S198 Companies Act - notification of reduction in shareholding from 6.9076% to 5.923%

15. Name of contact and telephone number for queries

JOHN WARREN - 01332 245878

16. Name and signature of authorised company official responsible for making this notification

JOHN WARREN - DEPUTY COMPANY SECRETARY

Date of notification

14/12/2005

SCHEDULE

Registered Holder	No. of Shares	% of class
JP Morgan Chase	67,983,928	3.866

Woolgate House

Coleman Street		
London EC2P 2HD		
Northern Trust Company	4,520,081	0.257
155 Bishopgate		
London		
EC2M 3XS		
State Street Nominees Ltd	15,176,511	0.863
12-13 Nichols Lane		
London		
EC4N 7BN		
Bank of New York, London	2,787,020	0.158
Cede, New York	35,090	0.002
Citibank Ltd	1,153,765	0.066
London		
Euroclear Bruxelles Bic Mgt	69,060	0.004
Clydesdale Bank PLC	2,359,696	0.134
London		
Mellon Bank NA	7,963,615	0.453
London		
HSBC Bank	1,345,546	0.077
London		
Royal Trust Corp. of Canada	753,258	0.043
London		
TOTAL	104,147,570	5.923%

END

Regulatory Announcement

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SEC MAIL PROCESSING
RECEIVED
FEB 0 1 2006
WASH, D.C.
185
SECTION

Company	Rolls-Royce Grp Plc
TIDM	RR.
Headline	Holding(s) in Company
Released	14:01 09-Jan-06
Number	PRNUK-0901

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

1. Name of company

ROLLS-ROYCE GROUP PLC

2. Name of shareholder having a major interest

BARCLAYS PLC

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

IN 2 ABOVE

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

5. Number of shares/amount of stock acquired

6. Percentage of issued class

now holds less than 3%

7. Number of shares /amount of stock disposed

8. Percentage of issued class

9. Class of security

ORDINARY 20P SHARES

10. Date of transaction

11. Date company informed

05/01/2006

12. Total holding following this notification

13. Total percentage holding of issued class following this notification

now holds less than 3%

14. Any additional information

15. Name of contact and telephone number for queries

JOHN WARREN - 01332 245878

16. Name and signature of authorised company official responsible for making this notification

JOHN WARREN - DEPUTY COMPANY SECRETARY

Date of notification 9 January 2006

Regulatory Announcement

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Company	*Rolls-Royce Grp Plc*
TIDM	RR.
Headline	Directorate Change
Released	10:10 12-Jan-06
Number	PRNUK-1201

12 January 2006

ROLLS-ROYCE GROUP PLC

Rolls-Royce announced today that Colin Green, President Defence-Aerospace, will be retiring from the Company and from the Rolls-Royce Board with effect from 4 April 2006. He has been an executive director on the Board since April 1996.

Commenting on Colin Green's retirement, Sir John Rose, Chief Executive, said: 'We are very grateful to Colin for the huge contribution he has made to the Company since he joined us in 1968. He has played an outstanding role in the successful development of the Company in the UK, the US and Europe, most recently as President of our Defence Aerospace business and as a Board director.'

Colin Green will be succeeded in his role as President Defence-Aerospace by Axel Arendt, currently Chairman of Rolls-Royce Deutschland. Axel Arendt joined Rolls-Royce in 2002, having previously been the Chief Financial Officer for EADS. He will continue to serve as a member of the Group Executive reporting to Sir John Rose.

For further information please contact:

Peter Barnes-Wallis

Director of Financial Communications

Rolls-Royce Group plc

Ph: 020 7227 9241

Fax: 020 7227 9178

e-mail: peter.barnes-wallis@rolls-royce.com

END

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Company	Rolls-Royce Grp Plc
TIDM	RR.
Headline	Fourth Quarter Review
Released	11:48 28-Dec-05
Number	PRNUK-2812

28 December 2005

QUARTERLY NEWS UPDATE FROM ROLLS-ROYCE:
FOURTH QUARTER REVIEW, 2005

The continued importance and potential of the Asian market for Rolls-Royce was illustrated by a number of significant orders and developments across most of the group's market sectors in India and China during the fourth quarter of 2005.

In addition, the quarter saw a major export breakthrough for the Eurofighter powered by the EJ200, which is produced by the EUROJET consortium in which Rolls-Royce is a partner. The Eurofighter will form the core of the modernisation of Saudi Arabia's armed forces.

The other theme in the quarter was the growth of the services sector, in both the Civil and Defence Aerospace sectors.

Asian highlights

Of the (to date eleven) customers for the Airbus A380, which toured Singapore, Malaysia, Australia and Dubai during November, seven have now selected the Trent 900. China Southern announced earlier this month that it had chosen the Trent 900 to power its five aircraft, with deliveries due to start in 2007. The deal is worth $600 million to Rolls-Royce.

Rolls-Royce won its first order for the industrial Trent in Asia .The order, for a combined-cycle generating plant packaged by Turbomach of Switzerland, came from a major energy company in Yinchuan, China. Trent-powered generating plants have now been installed or ordered by energy producers in North America, the UK, mainland Europe and the Middle East.

Rolls-Royce also won a $41 million contract for an additional three industrial RB211 gas turbine compression packages to be installed on Phase 1 of the West-East Gas Pipeline (WEPP) in China. Delivery of the original 12 RB211 packages for the pipeline sites has now been completed. The latest contract also includes upgrading seven Rolls-Royce compressors already operating on the 3,900 km/2,400 mile line.

A new factory in Shanghai, the largest investment by Rolls-Royce in China to date, was formally opened in November. Together with an existing facility in Korea, it forms a new production hub for the company in north-east Asia.

Asia's shipbuilding accounts for around 80 per cent of all global commercial ship construction. Equipment produced or assembled by Rolls-Royce in Shanghai includes tunnel thrusters, rudders, control and steering systems and deck machinery.

In India, Rolls-Royce set up a wholly-owned subsidiary based in Bangalore to manage the growing volume of engineering work, engineering analysis and design subcontracted by the company in India. It will build on the company's relationship with QuEST, a privately-owned engineering group in Bangalore.

Rolls-Royce also won business worth nearly $800 million as its share of V2500 engine orders from two Indian low-cost carriers, Indigo and Kingfisher.

Delhi-based IndiGo selected the V2500 to power a fleet of 100 Airbus A320 family aircraft in the single biggest firm order ever received by International Aero Engines (IAE), in which Rolls-Royce is a senior shareholder. The business is worth $600 million to Rolls-Royce.

Kingfisher selected the V2500 to power up to an additional 30 Airbus A320 family aircraft, business worth more than $160 million to Rolls-Royce. This airline already has 17 V2500-powered Airbus A320 family aircraft either in service or on order.

Services highlights

The second notable feature of the fourth quarter was the progress made in the customer services sector. The UK Ministry of Defence (MoD) and Rolls-Royce signed two important and innovative Mission Ready Management Solutions support contracts, valued together at more than £240 million.

The larger contract, worth £185 million, is for support of the RB199 engines on the RAF's Tornados and is the largest single MRMS contract so far. The second contract, worth £57 million, is for the support of the EJ200 engines that power the RAF's Eurofighter Typhoon fleet.

In addition, EUROJET received a contract from NETMA for the full-scale in-service support of the EJ200 engine powering Eurofighter aircraft with the UK, Germany, Italy and Spain. The Rolls-Royce share of the contract is worth £58 million.

Rolls-Royce repair and overhaul joint ventures Hong Kong Aero Engine Services Ltd. (HAESL) and Singapore Aero Engine Services Ltd. (SAESL) signed a contract with Emirates, potentially worth $600 million, to cover the servicing of all the airlines' Trent 500 (A340), Trent 700 (A330) and Trent 800 (Boeing 777) engines for the next three years, with the work being shared between the HAESL and SAESL facilities.

Other business highlights during the quarter:

Civil

* Rolls-Royce reached agreement with Airbus to supply the Trent for the A350. The Trent 1700, the sixth member of the Trent family, will be available for deliveries from mid-2011 and will be the only engine specifically developed and fully optimised for the 250-300 seat A350.

* Newly-launched aircraft-leasing company LCAL selected the Trent 1000 to power six Boeing 787s in a deal worth $160 million at list prices. The engines will be covered by a TotalCare® agreement, which provides lifetime servicing for each engine and is transferable between LCAL's customers. LCAL is the first leasing company to order the Boeing 787, and deliveries are scheduled to start in 2009.

* Air New Zealand, the first airline to select the Trent 1000 for the Boeing 787, doubled its fleet to four aircraft. It also took delivery of the first of its first Boeing 777-200ER aircraft, powered by the Trent 800. Another seven of the extended-range twinjets will be added to Air New Zealand's fleet over the next 18 months.

* Major new sales contracts for V2500 engines, potentially worth around $650 million to Rolls-Royce, were separately announced from CIT Group Inc., International Lease Finance Corporation (ILFC), Germanwings, Royal Jordanian Airlines and Aegean Airlines - all for Airbus A320 series aircraft.

CIT selected the V2500 for 12 firm and 12 option orders, ILFC for 30 firm aircraft and an additional 15 options. Royal Jordanian Airlines chose V2500-powered A320s and A321s as the first stage of a fleet renewal programme. Deliveries of the six leased aircraft will be completed by November 2006.

Greek regional carrier Aegean Airlines selected the V2500 to power up to 26 Airbus A320 series aircraft. The order is made up of eight firm and 12 options, plus six leased aircraft.

Germanwings, a Cologne-based low-cost carrier, selected the V2500 for the first time, to power up to 30 Airbus A319 aircraft. The order is made up of 18 firm and 12 options.

* The Trent family achieved three notable achievements in the fourth quarter: the tenth anniversary of the Trent family's entry into service, the achievement of 15 million flying hours, and the start of the build of the first Trent 1000. The Trent 800 on the Boeing 777 has clocked up eight million hours, the Trent 700 has completed five million hours on the Airbus A330, and the Trent 500, which began commercial operations in 2002 on growth versions of the Airbus A340, has reached two million hours.

* Rolls-Royce released its annual forecast of demand for engines in the business jet market. The document forecasts an engine market worth $61 billion over the next 20 years. The company sees a requirement for 48,000 engines during the next two decades to power an expected 23,000 new aircraft ranging from light jets to large corporate jetliners.

Defence

* Phase Two of the redevelopment of the company's Defence Aerospace facilities in Bristol received the go-ahead. Work will begin in January on new buildings for the assembly of engines for the Typhoon, Hawk and Joint Strike Fighter aircraft and for the Group's helicopter programmes.

* A significant milestone was reached with the completion of the first series of tests of the TP400-D6 turboprop engine being developed by the EPI Europrop International consortium, comprising Rolls-Royce, ITP, MTU and Snecma, for the A400M military transport aircraft. In addition, Malaysia has now signed a contract for four A400M aircraft

* A new Operations Centre in Bristol will be the focal point of its rapidly expanding military engine-support business. The centre is the latest initiative in the expansion of MRMS, the engine-support package that now generates 55 per cent of Rolls-Royce defence sales. It will co-ordinate support for defence customers worldwide by integrating data that will enable support teams to predict likely operational issues and make decisions quickly to maintain aircraft operations or deal with technical problems.

* The Rolls-Royce Turbomeca (RRTM) RTM322 turboshaft engine was passed fit for service under the specific stringent military requirements of the NH Industries (NHI) NH90 twin-engine multi-role helicopter. This milestone is in addition to the engine civil certification achieved in 2004.

* MTR GmbH, in which Rolls-Royce is a partner, delivered its 100th MTR390-2C standard engine for the Eurocopter Tiger programme. The engine is the 38th MTR390 to have been delivered to the French Ministry of Defence for the French-German pilot-training school at Le Luc in south-eastern France.

* The first Rolls-Royce Turbomeca RTM322 Mk250 turboshaft engine assembled by Kawasaki Heavy Industries (KHI) was delivered to representatives of Japan's Defense Agency and Japan's Maritime Self Defense Force (JMSDF). The JMSDF plans to buy a total of 14 RTM322-powered EH101 helicopters.

* The US Department of Defense (DoD) Defense Acquisition Board approved full production for the V-22 Osprey aircraft. The Osprey is powered by twin Rolls-Royce AE 1107C-Liberty engines. Full production may include nearly 700 engines over the next decade for the unique tiltrotor aircraft.

Marine

* One of the most successful design stories in the history of commercial shipbuilding reached a major milestone with the placing of the 500th order for a Rolls-Royce UT-Design vessel. The ship was ordered by Norwegian ship owner Island Offshore. UT-Design ships are sold as complete systems and fitted with a range of Rolls-Royce equipment.

* Lockheed Martin installed two Rolls-Royce MT30s on Freedom, the first prototype Littoral Combat Ship for the US Navy, under construction in Wisconsin, USA. The gas turbines are the largest ever installed on a Navy ship.

Energy

* A new version of the successful KV series of lean-burn gas engines was unveiled, promising lower emissions and improved efficiency in the generation of electrical power. The KV-G4.1 is already proving a success in the marketplace with 21 units sold, 13 of which are entering service in a new territory - the Netherlands - and in a new application, horticulture, which demands the most stringent levels of environmental performance.

* Four dual fuel RB211 power-generating sets are to be installed on the F-53 Floating Production Unit (FPU) by Charter Development LLC-CDC, who will then charter the unit to Petrobras, the Brazilian national oil company for location offshore Brazil. Together with a Long Term Service Agreement (LTSA), the total value of the contract is more than $71million.

The units will be situated in the Marlim Sul field, located in the Campos Basin, which is Brazil's most abundant oil production area, accounting for more than 80 per cent of the country's total oil output.

For further information please contact:

Duncan Campbell-Smith
Director - Corporate Communications
Rolls-Royce plc
Tel: +44 (0) 207 227 9193
email: Duncan.Campbell-smith@Rolls-Royce.com

END

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RECEIVED
FEB 0 1 2006
185
SEC MAIL PROCESSING SECTION
WASH, D.C.



Company	Rolls-Royce Grp Plc
TIDM	RR.
Headline	Director/PDMR Shareholding
Released	13:30 13-Jan-06
Number	PRNUK-1301

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director /person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1. Name of the issuer

   ROLLS-ROYCE GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

   (ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

   (iii) both (i) and (ii) BOTH

3. Name of person discharging managerial responsibilities/ director

   SIMON ROBERTSON

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

   IN 3 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

   ORDINARY SHARES OF 20p EACH

7. Name of registered shareholders (s) and, if more than one, the number of shares held by each of them

8 State the nature of the transaction

   B SHARE CONVERSION

GOLDMAN SACHS SECURITIES
(NOMINEES) LIMITED 20,395

9. Number of shares, debentures or financial instruments relating to shares acquired

191

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

11. Number of shares, debentures or financial instruments relating to shares disposed

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

13. Price per share or value of transaction

356p

14. Date and place of transaction

4 JANUARY 2006

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

20,586

16. Date issuer informed of transaction

11 JANUARY 2006

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

18. Period during which or date on which it can be exercised

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved (class and number)

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

22. Total number of shares or debentures over which options held following notification

23. Any additional information

24. Name of contact and telephone number for queries

JOHN WARREN 01332 245878

Name and signature of duly authorised officer of issuer responsible for making notification

JOHN WARREN - DEPUTY COMPANY SECRETARY

Date of notification 13 JANUARY 2006

END

Company	Rolls-Royce Grp Plc
TIDM	RR.
Headline	Director/PDMR Shareholding
Released	14:03 08-Dec-05
Number	PRNUK-0712

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director /person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1. Name of the issuer

ROLLS-ROYCE GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii) BOTH

3. Name of person discharging managerial responsibilities/ director

IAIN CONN

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest AS IN 3 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES OF 20p EACH

7. Name of registered shareholders (s) and, if more than one, the number of shares held by each of them

IAIN CONN

8 State the nature of the transaction

MARKET PURCHASE

financial instruments relating to shares acquired

249

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

11. Number of shares, debentures or financial instruments relating to shares disposed

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

13. Price per share or value of transaction

395p

14. Date and place of transaction

7 DECEMBER 2005

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

3,184

16. Date issuer informed of transaction

7 DECEMBER 2005

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

18. Period during which or date on which it can be exercised

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved (class and number)

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

22. Total number of shares or debentures over which options held following notification

23. Any additional information

The above purchase of shares were made yesterday under arrangements for directors to purchase shares on a monthly basis using a percentage of their after tax fees. The above purchase is consistent with the arrangements which were put in place and commenced in September 2003.

24. Name of contact and telephone number for queries

JOHN WARREN - 01332 245878

Name and signature of duly authorised officer of issuer responsible for making notification

JOHN WARREN -DEPUTY COMPANY SECRETARY

Date of notification ____8 DECEMBER_2005

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Company	Rolls-Royce Grp Plc
TIDM	RR.
Headline	Director/PDMR Shareholding
Released	14:00 09-Dec-05
Number	PRNUK-0912


SEC MAIL
PROCESSING
RECEIVED
FEB 0 1 2006
WASH, D.C.
185
SECTION

STOCK EXCHANGE ANNOUNCEMENT

Rolls-Royce Group plc (theCompany) announces the purchase on 7th December 2005 of 32,258 ordinary shares in the Company by Computershare Trustees Limited (the Trustee) at a price of 391.50 pence per share for the purpose of satisfying the purchase of ordinary shares by eligible employees (including executive directors) under the Rolls-Royce SharePurchase Plan (the Plan) for the current month. The Plan has been approved by the Inland Revenue as a share incentive plan under Schedule 8 to the Finance Act 2000.

Following the transaction the Trustee will hold 6,478,781 ordinary shares, all of which are held on behalf of eligible employees pursuant to the terms of the Plan.

The numbers of ordinary shares purchased on this date on behalf of the executive directors were as follows:

Sir John Rose 32

C H Green 32

A B Shilston 32

CP Smith 32

The numbers of ordinary shares purchased on this date on behalf of persons discharging managerial responsibility were as follows:

C E Blundell 32

C J Hole 32

M Lloyd 32

J R Rivers 32

M J Terrett 32

Company notified 8 December 2005

Dated 9 December 2005

For further information please contact John Warren, Deputy Company Secretary, Rolls-Royce Group plc, tel. no. 01332 245878

END

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Company	Rolls-Royce Grp Plc
TIDM	RR.
Headline	Director/PDMR Shareholding
Released	13:06 06-Jan-06
Number	PRNUK-0601

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director /person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1. Name of the issuer

   ROLLS-ROYCE GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

   (ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

   (iii) both (i) and (ii) BOTH

3. Name of person discharging managerial responsibilities/ director

   PETER JOHN BYROM

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

   MELANIE SIGNE BYROM

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

   IN 3 AND 4 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

   ORDINARY SHARES OF 20p EACH

7. Name of registered shareholders (s) and, if more than one, the number of shares held by each of

8 State the nature of the transaction

   B SHARE CONVERSION

MELANIE SIGNE BYROM 634

PETER JOHN BYROM & DENTON & CO
TRUSTEES LTD 123,081

PETER JOHN BYROM 11,371

PETER JOHN BYROM A/C OSB 5,957

PETER JOHN BYROM A/C SMB 5,957

9. Number of shares, debentures or financial instruments relating to shares acquired

1,375

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

11. Number of shares, debentures or financial instruments relating to shares disposed

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

13. Price per share or value of transaction

356p

14. Date and place of transaction

4 JANUARY 2006

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

148,375

16. Date issuer informed of transaction

5 JANUARY 2006

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

18. Period during which or date on which it can be exercised

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved (class and number)

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

22. Total number of shares or debentures over which options held following notification

23. Any additional information

24. Name of contact and telephone number for queries

JOHN WARREN 01332 245878

Name and signature of duly authorised officer of issuer responsible for making notification

JOHN WARREN - DEPUTY COMPANY SECRETARY

Date of notification 6 JANUARY 2006

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director /person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1. Name of the issuer

ROLLS-ROYCE GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii) BOTH

3. Name of person discharging managerial responsibilities/ director

JOHN CHEFFINS

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

IN 3 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES OF 20p EACH

7. Name of registered shareholders (s) and, if more than one, the number of shares held by each of them

JOHN CHEFFINS 230,616

8 State the nature of the transaction

B SHARE CONVERSION

9. Number of shares, debentures or

10. Percentage of issued class acquired

financial instruments relating to shares acquired

2,163

(treasury shares of that class should not be taken into account when calculating percentage)

11. Number of shares, debentures or financial instruments relating to shares disposed

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

13. Price per share or value of transaction

356p

14. Date and place of transaction

4 JANUARY 2006

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

232,779

16. Date issuer informed of transaction

5 JANUARY 2006

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

18. Period during which or date on which it can be exercised

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved (class and number)

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

22. Total number of shares or debentures over which options held following notification

23. Any additional information

24. Name of contact and telephone number for queries

JOHN WARREN 01332 245878

Name and signature of duly authorised officer of issuer responsible for making notification

JOHN WARREN - DEPUTY COMPANY SECRETARY

Date of notification 6 JANUARY 2006

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating the

shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director /person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1. Name of the issuer

ROLLS-ROYCE GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(ii) ONLY

(iii) both (i) and (ii)

3. Name of person discharging managerial responsibilities/ director

AXEL ARENDT

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

IN 3 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES OF 20p EACH

7. Name of registered shareholders (s) and, if more than one, the number of shares held by each of them

AXEL ARENDT

8 State the nature of the transaction

B SHARE CONVERSION

9. Number of shares, debentures or financial instruments relating to shares acquired

121

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

11. Number of shares, debentures or financial instruments relating to shares disposed

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

13. Price per share or value of transaction

356p

14. Date and place of transaction

4 JANUARY 2006

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

13,042

16. Date issuer informed of transaction

5 JANUARY 2006

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

18. Period during which or date on which it can be exercised

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved (class and number)

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

22. Total number of shares or debentures over which options held following notification

23. Any additional information

24. Name of contact and telephone number for queries

JOHN WARREN 01332 245878

Name and signature of duly authorised officer of issuer responsible for making notification

JOHN WARREN - DEPUTY COMPANY SECRETARY

Date of notification 6 JANUARY 2006

END

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Company	Rolls-Royce Grp Plc
TIDM	RR.
Headline	Director/PDMR Shareholding
Released	14:09 10-Jan-06
Number	PRNUK-1001

STOCK EXCHANGE ANNOUNCEMENT

Rolls-Royce Group plc (the Company) announces the purchase on 9th January 2006 of 28,978 ordinary shares in the Company by Computershare Trustees Limited (the Trustee) at a price of 440.00 pence per share for the purpose of satisfying the purchase of ordinary shares by eligible employees (including executive directors) under the Rolls-Royce SharePurchase Plan (the Plan) for the current month. The Plan has been approved by the Inland Revenue as a share incentive plan under Schedule 8 to the Finance Act 2000.

Following the transaction the Trustee will hold 6,542,070 ordinary shares, all of which are held on behalf of eligible employees pursuant to the terms of the Plan.

The numbers of ordinary shares purchased on this date on behalf of the executive directors were as follows:

Sir John Rose 28

C H Green 28

A B Shilston 28

CP Smith 28

The numbers of ordinary shares purchased on this date on behalf of persons discharging managerial responsibility were as follows:

C E Blundell 28

C J Hole 28

M Lloyd 28

J R Rivers 28

M J Terrett 28

Company notified 9 January 2006

Dated 10 January 2006

For further information please contact John Warren, Deputy Company Secretary, Rolls-Royce Group plc, tel. no. 01332 245878

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Company	Rolls-Royce Grp Plc
TIDM	RR.
Headline	Director/PDMR Shareholding
Released	13:05 06-Jan-06
Number	PRNUK-0601

Rolls-Royce Group plc (the Company) announces that on 4th January 2006, pursuant to the Rolls-Royce ShareBonus Scheme and SharePurchase Plan (the SIP), the following executive directors of the Company became interested in the ordinary shares of 20p each (Ordinary Shares) set out below in respect of their holdings following their election to convert their entitlement of non-cumulative redeemable convertible preference shares of 0.1p each (B shares) into Ordinary Shares. Ordinary Shares in respect of shareholdings under the SIP are held by Computershare Trustees Limited (the Trustee) as nominee for the director:-

	SIP
Sir John Rose	83
John Cheffins	59
Colin Green	83
Andrew Shilston	53
Colin Smith	34

Notified 5 January 2006

Date 6 January 2006

For further information contact John Warren, Deputy Company Secretary, tel. No. 01332 245878.

END

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Company	Rolls-Royce Grp Plc
TIDM	RR.
Headline	Director/PDMR Shareholding
Released	13:04 06-Jan-06
Number	PRNUK-0601

Rolls-Royce Group plc (the Company) announces that on 4th January 2006, pursuant to the Rolls-Royce ShareBonus Scheme and SharePurchase Plan (the SIP), the following persons discharging managerial responsibility of the Company became interested in the ordinary shares of 20p each (Ordinary Shares) set out below in respect of their holdings following their election to convert their entitlement of non-cumulative redeemable convertible preference shares of 0.1p each (B shares) into Ordinary Shares. Ordinary Shares in respect of shareholdings under the SIP are held by Computershare Trustees Limited (the Trustee) as nominee for the director:-

	SIP
Mike Terrett	36
Saul Lanyado	59
Mike Lloyd	23
Chris Hole	83
John Rivers	24
Brian Baker	23

Notified 5 January 2006

Date 4 January 2006

For further information contact John Warren, Deputy Company Secretary, tel. No. 01332 245878.

END

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SEC MAIL PROCESSING
RECEIVED
FEB 0 1 2006
WASH. D.C.
185
SECTION

Company	Rolls-Royce Grp Plc
TIDM	RR.
Headline	Director/PDMR Shareholding
Released	13:11 06-Jan-06
Number	PRNUK-0601

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director /person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1. Name of the issuer

   ROLLS-ROYCE GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

   (ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

   (ii) ONLY

   (iii) both (i) and (ii)

3. Name of person discharging managerial responsibilities/ director

   CHRISTOPHER HOLE

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

   IN 3 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

   ORDINARY SHARES OF 20p EACH

7. Name of registered shareholders (s) and, if more than one, the number of shares held by each of

8 State the nature of the transaction

them

CHRISTOPHER HOLE 55,232

B SHARE CONVERSION

9. Number of shares, debentures or financial instruments relating to shares acquired

518

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

11. Number of shares, debentures or financial instruments relating to shares disposed

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

13. Price per share or value of transaction

356p

14. Date and place of transaction

4 JANUARY 2006

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

55,750

16. Date issuer informed of transaction

5 JANUARY 2006

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

18. Period during which or date on which it can be exercised

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved (class and number)

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

22. Total number of shares or debentures over which options held following notification

23. Any additional information

24. Name of contact and telephone number for queries

JOHN WARREN 01332 245878

Name and signature of duly authorised officer of issuer responsible for making notification

JOHN WARREN - DEPUTY COMPANY SECRETARY

Date of notification 6 JANUARY 2006

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director /person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1. Name of the issuer

ROLLS-ROYCE GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(ii) ONLY

(iii) both (i) and (ii)

3. Name of person discharging managerial responsibilities/ director

SAUL LANYADO

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

IN 3 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES OF 20p EACH

7. Name of registered shareholders (s) and, if more than one, the number of shares held by each of them

SAUL LANYADO 91,503

8 State the nature of the transaction

B SHARE CONVERSION

9. Number of shares, debentures or financial instruments relating to shares acquired

858

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

11. Number of shares, debentures or financial instruments relating to shares disposed

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

13. Price per share or value of transaction

356p

14. Date and place of transaction

4 JANUARY 2006

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

92,361

16. Date issuer informed of transaction

5 JANUARY 2006

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

18. Period during which or date on which it can be exercised

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved (class and number)

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

22. Total number of shares or debentures over which options held following notification

23. Any additional information

24. Name of contact and telephone number for queries

JOHN WARREN 01332 245878

Name and signature of duly authorised officer of issuer responsible for making notification

JOHN WARREN - DEPUTY COMPANY SECRETARY

Date of notification 6 JANUARY 2006

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director /person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1. Name of the issuer

ROLLS-ROYCE GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(ii) ONLY

(iii) both (i) and (ii)

3. Name of person discharging managerial responsibilities/ director

JOHN RIVERS

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

IN 3 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES OF 20p EACH

7. Name of registered shareholders (s) and, if more than one, the number of shares held by each of them

JOHN RIVERS 86,073

8 State the nature of the transaction

B SHARE CONVERSION

9. Number of shares, debentures or financial instruments relating to shares acquired

808

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

11. Number of shares, debentures or financial instruments relating to shares disposed

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

13. Price per share or value of transaction

356p

14. Date and place of transaction

4 JANUARY 2006

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

86,881

16. Date issuer informed of transaction

5 JANUARY 2006

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

18. Period during which or date on which it can be exercised

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved (class and number)

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

22. Total number of shares or debentures over which options held following notification

23. Any additional information

24. Name of contact and telephone number for queries

JOHN WARREN 01332 245878

Name and signature of duly authorised officer of issuer responsible for making notification

JOHN WARREN - DEPUTY COMPANY SECRETARY

Date of notification 6 JANUARY 2006

END

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SEC MAIL PROCESSING
RECEIVED
FEB 0 1 2006
WASH. D.C. 185 SECTION



Company	Rolls-Royce Grp Plc
TIDM	RR.
Headline	Director/PDMR Shareholding
Released	13:07 06-Jan-06
Number	PRNUK-0601

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director /person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1. Name of the issuer

   ROLLS-ROYCE GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

   (ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

   (iii) both (i) and (ii) BOTH

3. Name of person discharging managerial responsibilities/ director

   CARL PETER-FOSTER

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

   IN 3 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

   ORDINARY SHARES OF 20p EACH

7. Name of registered shareholders (s) and, if more than one, the number of shares held by each of them

8 State the nature of the transaction

CARL PETER-FOSTER 5,731

B SHARE CONVERSION

9. Number of shares, debentures or financial instruments relating to shares acquired

55

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

11. Number of shares, debentures or financial instruments relating to shares disposed

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

13. Price per share or value of transaction

356p

14. Date and place of transaction

4 JANUARY 2006

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

5,786

16. Date issuer informed of transaction

5 JANUARY 2006

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

18. Period during which or date on which it can be exercised

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved (class and number)

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

22. Total number of shares or debentures over which options held following notification

23. Any additional information

24. Name of contact and telephone number for queries

JOHN WARREN 01332 245878

Name and signature of duly authorised officer of issuer responsible for making notification

JOHN WARREN - DEPUTY COMPANY SECRETARY

Date of notification 6 JANUARY 2006

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the

shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director /person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1. Name of the issuer

ROLLS-ROYCE GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii) BOTH

3. Name of person discharging managerial responsibilities/ director

COLIN GREEN

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

IN 3 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES OF 20p EACH

7. Name of registered shareholders (s) and, if more than one, the number of shares held by each of them

COLIN GREEN 252,995

8 State the nature of the transaction

B SHARE CONVERSION

9. Number of shares, debentures or financial instruments relating to shares acquired

2,515

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

11. Number of shares, debentures or financial instruments relating to shares disposed

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

13. Price per share or value of transaction

356p

14. Date and place of transaction

4 JANUARY 2006

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

255,510

16. Date issuer informed of transaction

5 JANUARY 2006

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

18. Period during which or date on which it can be exercised

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved (class and number)

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

22. Total number of shares or debentures over which options held following notification

23. Any additional information

24. Name of contact and telephone number for queries

JOHN WARREN 01332 245878

Name and signature of duly authorised officer of issuer responsible for making notification

JOHN WARREN - DEPUTY COMPANY SECRETARY

Date of notification 6 JANUARY 2006

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director /person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1. Name of the issuer

ROLLS-ROYCE GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR

3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii) BOTH

3. Name of person discharging managerial responsibilities/ director

JAMES MATHEW GUYETTE

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

IN 3 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES OF 20p EACH

7. Name of registered shareholders (s) and, if more than one, the number of shares held by each of them

JAMES MATHEW GUYETTE 241,950

8 State the nature of the transaction

B SHARE CONVERSION

9. Number of shares, debentures or financial instruments relating to shares acquired

2,269

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

11. Number of shares, debentures or financial instruments relating to shares disposed

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

13. Price per share or value of transaction

356p

14. Date and place of transaction

4 JANUARY 2006

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

244,219

16. Date issuer informed of transaction

5 JANUARY 2006

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

18. Period during which or date on which it can be exercised

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved (class and

number)

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

22. Total number of shares or debentures over which options held following notification

23. Any additional information

24. Name of contact and telephone number for queries

JOHN WARREN 01332 245878

Name and signature of duly authorised officer of issuer responsible for making notification

JOHN WARREN - DEPUTY COMPANY SECRETARY

Date of notification 6 JANUARY 2006

END

Close


SEC MAIL PROCESSING
RECEIVED
FEB 01 2006
WASH. D.C.
185
SECTION



Company	Rolls-Royce Grp Plc
TIDM	RR.
Headline	Director/PDMR Shareholding
Released	13:12 06-Jan-06
Number	PRNUK-0601

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director /person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1. Name of the issuer

ROLLS-ROYCE GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii) BOTH

3. Name of person discharging managerial responsibilities/ director

SIR JOHN ROSE

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

EMMA FELICITY ROSE

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

IN 3 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES OF 20p EACH

7. Name of registered shareholders (s) and, if more than one, the number of shares held by each of

8 State the nature of the transaction

them

SIR JOHN ROSE 269,462

EMMA FELICITY ROSE 114,110

SIR JOHN ROSE A/C CJVR 14,579

B SHARE CONVERSION

9. Number of shares, debentures or financial instruments relating to shares acquired

3,735

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

11. Number of shares, debentures or financial instruments relating to shares disposed

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

13. Price per share or value of transaction

356p

14. Date and place of transaction

4 JANUARY 2006

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

401,886

16. Date issuer informed of transaction

5 JANUARY 2006

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

18. Period during which or date on which it can be exercised

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved (class and number)

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

22. Total number of shares or debentures over which options held following notification

23. Any additional information

24. Name of contact and telephone number for queries

JOHN WARREN 01332 245878

Name and signature of duly authorised officer of issuer responsible for making notification

JOHN WARREN - DEPUTY COMPANY SECRETARY

Date of notification 6 JANUARY 2006

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director /person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1. Name of the issuer

ROLLS-ROYCE GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii) BOTH

3. Name of person discharging managerial responsibilities/ director

ANDREW SHILSTON

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

IN 3 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES OF 20p EACH

7. Name of registered shareholders (s) and, if more than one, the number of shares held by each of them

ANDREW SHILSTON 132,135

8 State the nature of the transaction

B SHARE CONVERSION

9. Number of shares, debentures or financial instruments relating to shares acquired

1,240

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

11. Number of shares, debentures or financial instruments relating to shares disposed

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account

when calculating percentage)

13. Price per share or value of transaction

356p

14. Date and place of transaction

4 JANUARY 2006

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

133,375

16. Date issuer informed of transaction

5 JANUARY 2006

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

18. Period during which or date on which it can be exercised

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved (class and number)

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

22. Total number of shares or debentures over which options held following notification

23. Any additional information

24. Name of contact and telephone number for queries

JOHN WARREN 01332 245878

Name and signature of duly authorised officer of issuer responsible for making notification

JOHN WARREN - DEPUTY COMPANY SECRETARY

Date of notification 6 JANUARY 2006

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director /person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1. Name of the issuer

ROLLS-ROYCE GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii) BOTH

3. Name of person discharging managerial responsibilities/ director

COLIN PETER SMITH

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

VICTORIA ANNE SMITH

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

IN 3 & 4 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES OF 20p EACH

7. Name of registered shareholders (s) and, if more than one, the number of shares held by each of them

COLIN PETER SMITH 10,977

VICTORIA ANNE SMITH 2,356

8 State the nature of the transaction

B SHARE CONVERSION

9. Number of shares, debentures or financial instruments relating to shares acquired

241

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

11. Number of shares, debentures or financial instruments relating to shares disposed

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

13. Price per share or value of transaction

356p

14. Date and place of transaction

4 JANUARY 2006

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

16. Date issuer informed of transaction

5 JANUARY 2006

13,574

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

18. Period during which or date on which it can be exercised

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved (class and number)

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

22. Total number of shares or debentures over which options held following notification

23. Any additional information

24. Name of contact and telephone number for queries

JOHN WARREN 01332 245878

Name and signature of duly authorised officer of issuer responsible for making notification

JOHN WARREN - DEPUTY COMPANY SECRETARY

Date of notification 6 JANUARY 2006

END

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Regulatory Announcement

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Company	Rolls-Royce Grp Plc
TIDM	RR.
Headline	Director/PDMR Shareholding
Released	13:14 06-Jan-06
Number	PRNUK-0601


SEC MAIL PROCESSING
RECEIVED
FEB 0 1 2006
WASH, D.C.
185
SECTION

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director /person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1. Name of the issuer

ROLLS-ROYCE GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii) BOTH

3. Name of person discharging managerial responsibilities/ director

CARL GEORGE SYMON

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

IN 3 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES OF 20p EACH

7. Name of registered shareholders (s) and, if more than one, the number of shares held by each of them

8 State the nature of the transaction

CARL GEORGE SYMON 6,766 B SHARE CONVERSION

9. Number of shares, debentures or financial instruments relating to shares acquired

63

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

11. Number of shares, debentures or financial instruments relating to shares disposed

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

13. Price per share or value of transaction

356p

14. Date and place of transaction

4 JANUARY 2006

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

6,829

16. Date issuer informed of transaction

5 JANUARY 2006

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

18. Period during which or date on which it can be exercised

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved (class and number)

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

22. Total number of shares or debentures over which options held following notification

23. Any additional information

24. Name of contact and telephone number for queries

JOHN WARREN 01332 245878

Name and signature of duly authorised officer of issuer responsible for making notification

JOHN WARREN - DEPUTY COMPANY SECRETARY

Date of notification 6 JANUARY 2006

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the

shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director /person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1. Name of the issuer

ROLLS-ROYCE GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii) BOTH

3. Name of person discharging managerial responsibilities/ director

SIR JOHN TAYLOR

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

IN 3 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES OF 20p EACH

7. Name of registered shareholders (s) and, if more than one, the number of shares held by each of them

SIR JOHN TAYLOR 5,098

8 State the nature of the transaction

B SHARE CONVERSION

9. Number of shares, debentures or financial instruments relating to shares acquired

47

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

11. Number of shares, debentures or financial instruments relating to shares disposed

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

13. Price per share or value of transaction

356p

14. Date and place of transaction

4 JANUARY 2006

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

5,145

16. Date issuer informed of transaction

5 JANUARY 2006

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

18. Period during which or date on which it can be exercised

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved (class and number)

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

22. Total number of shares or debentures over which options held following notification

23. Any additional information

24. Name of contact and telephone number for queries

JOHN WARREN 01332 245878

Name and signature of duly authorised officer of issuer responsible for making notification

JOHN WARREN - DEPUTY COMPANY SECRETARY

Date of notification 6 JANUARY 2006

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director /person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1. Name of the issuer

ROLLS-ROYCE GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR

3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(ii) ONLY

(iii) both (i) and (ii)

3. Name of person discharging managerial responsibilities/ director

MIKE TERRETT

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

IN 3 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES OF 20p EACH

7. Name of registered shareholders (s) and, if more than one, the number of shares held by each of them

MIKE TERRETT 57,841

8 State the nature of the transaction

B SHARE CONVERSION

9. Number of shares, debentures or financial instruments relating to shares acquired

542

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

11. Number of shares, debentures or financial instruments relating to shares disposed

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

13. Price per share or value of transaction

356p

14. Date and place of transaction

4 JANUARY 2006

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

58,383

16. Date issuer informed of transaction

5 JANUARY 2006

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

18. Period during which or date on which it can be exercised

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved (class and number)

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

22. Total number of shares or debentures over which options held following notification

23. Any additional information

24. Name of contact and telephone number for queries

JOHN WARREN 01332 245878

Name and signature of duly authorised officer of issuer responsible for making notification

JOHN WARREN - DEPUTY COMPANY SECRETARY

Date of notification 6 JANUARY 2006

END

Close

Regulatory Announcement

Go to market news section




SEC MAIL PROCESSING
RECEIVED
FEB 0 1 2006
WASH, D.C. 185 SECTION

Company	Rolls-Royce Grp Plc
TIDM	RR.
Headline	Director/PDMR Shareholding
Released	13:15 06-Jan-06
Number	PRNUK-0601

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director /person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1. Name of the issuer

ROLLS-ROYCE GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii) BOTH

3. Name of person discharging managerial responsibilities/ director

COLIN PETER SMITH

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

VICTORIA ANNE SMITH

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

IN 3 & 4 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

NON-CUMULATIVE REDEEMABLE CONVERTIBLE PREFERENCE SHARES OF 0.1p EACH

7. Name of registered shareholders (s) and, if more than one, the

8 State the nature of the transaction

number of shares held by each of them

VICTORIA ANNE SMITH 417,800 — CONVERSION INTO ORDINARY SHARES

9. Number of shares, debentures or financial instruments relating to shares acquired

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

11. Number of shares, debentures or financial instruments relating to shares disposed

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

417,800

13. Price per share or value of transaction

0.1p

14. Date and place of transaction

4 JANUARY 2006

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

0

16. Date issuer informed of transaction

5 JANUARY 2006

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

18. Period during which or date on which it can be exercised

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved (class and number)

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

22. Total number of shares or debentures over which options held following notification

23. Any additional information

24. Name of contact and telephone number for queries

JOHN WARREN 01332 245878

Name and signature of duly authorised officer of issuer responsible for making notification

JOHN WARREN - DEPUTY COMPANY SECRETARY

Date of notification 6 JANUARY 2006

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required

by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director /person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1. Name of the issuer

ROLLS-ROYCE GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii) BOTH

3. Name of person discharging managerial responsibilities/ director

IAIN CONN

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

IN 3 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

NON-CUMULATIVE REDEEMABLE CONVERTIBLE PREFERENCE SHARES OF 0.1p EACH

7. Name of registered shareholders (s) and, if more than one, the number of shares held by each of them

IAIN CONN 18,800

8 State the nature of the transaction

CONVERSION INTO ORDINARY SHARES

9. Number of shares, debentures or financial instruments relating to shares acquired

80,460

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

11. Number of shares, debentures or financial instruments relating to shares disposed

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

13. Price per share or value of transaction

0.1p

14. Date and place of transaction

4 JANUARY 2006

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

99,260

16. Date issuer informed of transaction

5 JANUARY 2006

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

18. Period during which or date on which it can be exercised

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved (class and number)

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

22. Total number of shares or debentures over which options held following notification

23. Any additional information

24. Name of contact and telephone number for queries

JOHN WARREN 01332 245878

Name and signature of duly authorised officer of issuer responsible for making notification

JOHN WARREN - DEPUTY COMPANY SECRETARY

Date of notification 6 JANUARY 2006

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director /person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1. Name of the issuer

ROLLS-ROYCE GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(ii) ONLY

(iii) both (i) and (ii)

3. Name of person discharging managerial responsibilities/ director

EDWARD THOMAS CURLEY

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

IN 3 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES OF 20p EACH

7. Name of registered shareholders (s) and, if more than one, the number of shares held by each of them

EDWARD THOMAS CURLEY 1,633

8 State the nature of the transaction

B SHARE CONVERSION

9. Number of shares, debentures or financial instruments relating to shares acquired

15

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

11. Number of shares, debentures or financial instruments relating to shares disposed

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

13. Price per share or value of transaction

356p

14. Date and place of transaction

4 JANUARY 2006

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

1,648

16. Date issuer informed of transaction

5 JANUARY 2006

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

18. Period during which or date on which it can be exercised

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved (class and number)

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

22. Total number of shares or debentures over which options held following notification

23. Any additional information

24. Name of contact and telephone number for queries

JOHN WARREN 01332 245878

Name and signature of duly authorised officer of issuer responsible for making notification

JOHN WARREN - DEPUTY COMPANY SECRETARY

Date of notification 6 JANUARY 2006

END

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